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                               [Ingen Letterhead]


                                November 13, 2009


Mr. Jeffrey Gordon
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E. Stop 7010
Washington, DC 20549

RE:  Item 4.01 Form 8-K for Ingen Technologies, Inc., a Georgia corporation
Filed: October 29, 2009
File No. 0-28704

Greetings:

         Ingen Technologies, Inc., a Georgia corporation, (the "Company") received your letter dated November 2, 2009 and responded by filing a Form 8-K/A on November 9, 2009. Further, the Company advises as follows.

         The Company's former auditor DID NOT provide management or the audit committee with any letter or written communication regarding any disagreements or reportable events. As such, there are no documents to provide to the Commission

         The Company acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you in advance for your attention to this letter.


                                                     Sincerely yours,


                                                     /s/ Scott R. Sand
                                                     -----------------
                                                     Scott R. Sand
                                                     Chief Executive Officer